CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

03007259

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

March 3, 2003

SEC MAIL PROCESSING RECEIVED MAR 10 2003 WASH. D.C. 181 SECTION

SUPPL

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

dlo 3/11

CI Funds

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds reports January sales and assets

TORONTO (February 3, 2003) – CI Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net redemptions of $61 million in January 2003.

Total fee-earning assets were $32.8 billion at January 31, 2003, which included mutual fund assets under management of $27.1 billion and segregated fund assets of $1.2 billion.

The January sales totals included $40 million in net redemptions from money market funds, primarily from institutional accounts. In addition, the Clarica-branded funds posted their first month of positive net sales since CI acquired them in July 2002.

CI's top-selling funds during the month included the Harbour Funds, managed by Gerald Coleman, and the CI Value Trust Fund, managed by Bill Miller of Legg Mason Funds Management, Inc. of Baltimore. Mr. Miller is interviewed in the current issue of Barron's magazine, reflecting the strong public interest in one of America's leading fund managers. In Canada, investor awareness of Mr. Miller's skills and reputation continues to build.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds.

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For further information, contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: 416-364-1145

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds receives regulatory approval to mail fund annual financial reports only to clients who request them

TORONTO (February 13, 2003) – CI Mutual Funds Inc. announced today that it has received regulatory approval to mail copies of its funds' annual financial reports only to those unitholders who request them. CI will therefore dispense with the mass mailing of the annual financial reports.

"The decision to forgo the automatic distribution of printed copies of our annual financial reports will result in substantial savings for our unitholders," said Peter W. Anderson, CI President. "Information technology has progressed to a stage where unitholders can readily access this information electronically. And of course, we will mail a paper copy to any client who makes that request."

CI expects that most of its 1.5 million unitholders will choose not to receive the printed annual financial reports, saving about $1.6 million in printing, distribution and other costs that would have been paid by the funds. CI's request was approved by all applicable provincial regulatory authorities, including Quebec.

This change applies to unitholders who hold their accounts directly with CI. Those clients who hold CI funds through nominee accounts (at investment dealers) already have the option not to receive annual reports.

It is already standard industry practice that unitholders must request semi-annual financial reports for their funds and CI has found that less than 1% of its unitholders do so. The annual financial reports contain the financial statements for the funds for the year ended December 31, 2002, the list of each fund's portfolio holdings at the end of the year, and other information about the funds.

CI unitholders are being informed of the decision through their annual account statements. They can request a copy of the annual financial report for their funds by calling CI Client Services at 1-800-563-5181 or by e-mailing service@cifunds.com. The reports will also be posted to CI's website, www.cifunds.com, and to the SEDAR site at www.sedar.com.

CI clients can also opt to receive other important documents in an electronic format, including account statements, confirmations, tax receipts and semi-annual financial reports, through the CI e-Service Centre. This service, which is available through CI's website, also allows unitholders to view their CI account information, including transactions and current holdings with current market values.

"CI has been an industry leader in using the Internet to make it faster and easier for advisers and investors to get the information they find useful," Mr. Anderson said.

CI is a wholly owned subsidiary of CI Fund Management Inc., an independent, Canadian-owned investment management company with approximately $33 billion in fee-earning assets as of January 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

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For further information, contact:
Peter W. Anderson
President
CI Mutual Funds Inc.
Tel.: (416) 364-1145

d'impôt et les rapports financiers semestriels, par l'intermédiaire du Centre e-Service CI. Ce service, qui est accessible sur le site internet de CI, permet également aux porteurs de parts de visualiser les renseignements de leurs comptes, y compris les opérations et les titres en portefeuille avec leurs valeurs courantes au marché.

« CI a toujours été à la pointe de l'industrie en ce qui concerne l'utilisation de l'internet pour rendre plus facile et plus rapide l'accès aux renseignements qu'à la fois les conseillers et les investisseurs trouvent utiles, » a déclaré M. Anderson.

CI est une filiale en propriété exclusive de C.I. Fund Management Inc. qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 33 milliards d'actifs rapportant des commissions au 31 janvier 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture.

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Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson
Président,
CI Mutual Funds Inc.
Tél : (416) 364-1145

82-4994

Fonds CI

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce des changements dans la gestion de portefeuille de quatre fonds d'actions et de revenu canadiens

TORONTO (Le 21 février 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui ses changements dans la gestion de quatre fonds mutuels Clarica. Ces changements entrent en vigueur immédiatement.

Eric Bushell, directeur des placements du groupe de Fonds Signature, a été nommé gestionnaire principal du Fonds Varifonds Clarica et du Fonds Sécurité canadien Clarica. Ces portefeuilles étaient précédemment gérés par Gestion de placements Natcan Inc. En conséquence de ces changements, M. Bushell devient aussi gestionnaire principal du Fonds Sécurité canadien Clarica FD, qui est un fonds distinct.

M. Bushell est le gestionnaire principal de plusieurs fonds d'actions canadiennes, y compris le Fonds canadien sélect Signature, qui a un actif de 1,1 milliard de dollars, et qui a enregistré des résultats de premier quartile sur 1, 2 et 3 ans sur les périodes terminées au 31 janvier 2003. L'ensemble du groupe Signature a une responsabilité de placements s'élevant à 6 milliards de dollars.

Dans le même temps, Jeffrey Herold de J. Zechner Associates Inc. a été nommé gestionnaire principal du Fonds à revenu Clarica et du Fonds supérieur d'obligations Clarica. Le gestionnaire précédent du portefeuille était Périgée Conseillers en placements Inc. En conséquence de ces changements, M. Herold devient également gestionnaire du Fonds à revenu Clarica FD et du Fonds supérieur d'obligations Clarica FD.

M. Herold, vice-président et directeur de J. Zechner Associates Inc., est le gestionnaire principal du Fonds d'obligations canadiennes CI et d'autres fonds à revenu fixe. Il gère un total de 1,7 milliards de dollars d'actifs.

« Ces changements font partie de notre projet visant à rationaliser notre éventail d'équipes de gestion de portefeuille suite à l'acquisition des fonds Clarica l'été dernier, » a déclaré Peter W. Anderson, président de CI.

Le 25 juillet 2002, la société mère de CI, C.I. Fund Management Inc., a clôturé l'acquisition de Clarica Diversico ltée, de Gestion de Placements Spectrum ltée et des activités de fonds distincts de la compagnie d'assurance Clarica et des Services Financiers de la Sun Life du Canada Inc.

CI est une filiale en propriété exclusive de C.I. Fund Management Inc. (TSX : CIX) qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gèrait environ 33 milliards d'actifs rapportant des commissions au 31 janvier 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture. CI a un site web à l'adresse www.cifunds.com.

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Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson
Président, CI Mutual Funds Inc.
Tél : 416-364-1145

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Funds announces launch of BDC fund-linked notes with principal protection

TORONTO (February 26, 2003) – CI Mutual Funds Inc. ("CI") today announced the launch of Business Development Bank of Canada CI EQUIPP Notes, which allow investors to participate in the returns of two CI equity mutual funds while fully protecting their principal.

CI EQUIPP Notes (the name stands for Equity Investing with Principal Protection) are debt obligations to be issued by Business Development Bank of Canada, a federal Crown corporation with an AAA credit rating. At the end of the seven-year term of the notes, investors will be repaid their principal. In addition, at maturity they will be paid variable interest linked to the returns of the two CI mutual funds over the seven years. CI EQUIPP Notes are 100% eligible for registered plans.

"With CI EQUIPP Notes, investors benefit from the growth potential of Canadian and global equity markets, along with the security of knowing that their principal is fully protected at maturity," said Peter W. Anderson, CI President. "This investment is an excellent option for investors seeking safe alternatives to low-yielding GICs and money market funds."

The interest paid on the notes is linked to the returns of CI Canadian Investment Fund and CI Global Fund. The portfolio of CI Canadian Investment Fund is managed by Kim Shannon, Chief Investment Officer of Sionna Investment Managers Inc., using a disciplined value approach. The fund is first quartile over the one, three, five and 10-year periods and has never lost money in any calendar year under Ms. Shannon's guidance.

CI Canadian Investment Fund was chosen for CI EQUIPP Notes for its consistency and relatively low volatility. It is well complemented by CI Global Fund, a strong, growth-oriented fund. Its portfolio is managed by William Sterling, Global Strategist and Chief Investment Officer, and Robert Beckwitt, Managing Director, of CI Global Advisors LLP. CI Global Fund is well positioned to benefit from a rising market.

CI EQUIPP Notes are available through brokers until March 14, 2003. The agent is BMO Nesbitt Burns Inc. The issue price is $1,000 per note, with the minimum investment being $3,000. The complete terms of the offering of CI EQUIPP Notes are set out in an Information Statement, which can be obtained by investors from BMO Nesbitt Burns. Information will also be available at CI's website at www.cifunds.com.

CI is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned investment management company with approximately $33 billion in fee-earning assets as of January 31, 2003. It has the industry's broadest selection of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible funds, multi-manager funds, segregated funds and hedge funds.

The Business Development Bank of Canada is a financial institution wholly owned by the Government of Canada. BDC plays a leadership role in delivering financial, investment and consulting services to Canadian small businesses, with a particular focus on the technology and export sectors of the economy.

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For further information, contact:
Peter W. Anderson
President, CI Mutual Funds Inc.
Tel.: 416-364-1145

82-4994

Fonds CI

Pour diffusion immédiate **Symbole TSX : CIX**

Fonds CI annonce le lancement de billets BDC liés à des fonds d'actions offrant la protection du capital

TORONTO (Le 26 février 2003) – CI Mutual Funds Inc. (« CI ») a annoncé aujourd'hui le lancement de billets CI PAPC de la Banque de développement du Canada, qui permettent aux investisseurs de participer aux rendements de deux fonds mutuels d'actions CI tout en assurant la protection totale de leur capital.

Les billets PAPC CI (Placements en actions avec protection du capital) sont des obligations émises par la Banque de développement du Canada qui est un organisme de la Couronne jouissant d'une cote de crédit AAA. Après 7 ans, à l'échéance des billets, les investisseurs récupèreront leur capital. De plus, ils recevront à l'échéance les intérêts variables liés aux rendements des deux fonds mutuels CI qui se seront accumulés pendant ces 7 années. Les billets PAPC CI sont 100 % admissibles aux REER.

« Avec les billets PAPC CI, les investisseurs profiteront du potentiel de croissance des marchés boursiers canadiens et mondiaux, ainsi que du confort de savoir que le remboursement de leur capital est pleinement assuré à l'échéance, » a déclaré Peter W. Anderson, président de CI. « Ce placement est une excellente option pour les investisseurs recherchant des alternatives sécuritaires aux CPG et fonds de marché monétaire à faibles rendements. »

Les intérêts versés sur les billets sont liés aux rendements du Fonds de placements canadiens CI et du Fonds mondial CI. Le portefeuille du Fonds de placements canadiens est géré par Kim Shannon, directrice des placements de Sionna Investment Managers Inc., qui utilise une démarche rigoureuse axée sur la valeur. Le Fonds est classé au premier quartile sur des périodes de 1,3,5 et 10, et n'a jamais perdu d'argent sur aucune année civile depuis qu'il est sous la direction de Mme Shannon.

Le Fonds de placements canadiens a été choisi pour les billets PAPC CI en raison de sa cohérence et sa volatilité relativement faible. Il est bien complémenté par le Fonds mondial CI qui est un fonds solide axé sur la croissance. Le portefeuille de ce dernier est géré par William Sterling, stratège mondial et directeur des placements, et par Robert Beckwitt, directeur de la gestion de CI Global Advisors LLP. Le Fonds mondial CI est bien positionné pour tirer parti d'une hausse du marché.

Les billets PAPC CI sont disponibles auprès des courtiers jusqu'au 14 mars 2002 L'agent est BMO Nesbitt Burns Inc. Le prix d'émission est de 1000 $ par billet, avec un minimum de placement de 3000 $. L'intégralité des modalités de l'offre des billets PAPC CI se trouve dans la déclaration de renseignements que les investisseurs peuvent se procurer auprès deBMO Nesbitt Burns. Les renseignements peuvent également être obtenus sur le site www.cifunds.com.

CI est une filiale en propriété exclusive de CI Fund Management Inc. (TSX: CIX) qui est une société de gestion de placements indépendante, sous contrôle canadien, qui gérait 33 milliards d'actifs rapportant des commissions au 31 janvier 2003. Elle offre le plus vaste choix de fonds de placement de la profession, y compris des fonds communs, des fonds spécifiques à un secteur

d'activité, des fonds 100 % admissibles aux REER, des fonds multi-gestionnaires, des fonds distincts et des fonds de couverture.

La Banque de développement du Canada est une institution financière qui est la propriété exclusive du gouvernement du Canada. La BDC joue un rôle de chef de file en matière de services financiers, de placements et de conseils aux petites entreprises canadiennes, avec une attention particulière aux secteurs de la technologie et de l'exportation.

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Pour de plus amples renseignements, communiquez avec :
Peter W. Anderson
Président, CI Mutual Funds Inc.
Tél. : 416-364-1145